WPP

2020 Interim Results

Resilient performance in challenging environment; market-leading new business performance; improved liquidity and on track to be towards the upper end of £700-800m cost savings target; interim dividend of 10p declared

Key figures – continuing operations

£ million	H1 2020	Δ reported[1]	Δ LFL[2]	H1 2019[3]
Revenue	**5,583**	-12.3%	-11.5%	**6,368**
Revenue less pass-through costs	**4,668**	-10.2%	-9.5%	**5,199**
Reported:				
Operating (loss)/profit	**(2,453)**	-	-	**596**
(Loss)/profit before tax	**(2,581)**	-	-	**409**
Diluted EPS (p)	**(214.5)**	-	-	**21.4**
Dividends per share (p)	**10.0**	-55.9%	-	**22.7**
Headline[4]:				
Operating profit	**382**	-38.1%	-37.8%	**617**
Operating profit margin	**8.2%**	-3.7pt*	-3.7pt*	**11.9%**
Profit before tax	**276**	-44.2%	-	**494**
Diluted EPS (p)	**15.4**	-45.0%	-	**28.0**

* Margin points

H1 and Q2 financial highlights

- **H1 reported revenue -12.3%, LFL revenue -11.5% (Q2 -18.4%)**
- **H1 revenue less pass-through costs -10.2%, LFL revenue less pass-through costs -9.5%**
- **Q2 LFL revenue less pass-through costs -15.1%: US -9.6%, UK -23.3%, Germany -11.6%, Greater China -3.1%, India -25.1%**
- **H1 headline operating margin 8.2%, down 3.7pt on prior year as cost savings offset the majority of revenue decline**
- **Cost savings of £296 million in H1, on track to deliver towards the upper end of the £700-800 million target. Around 25% of these savings expected to be permanent when returning to 2019 levels of revenue less pass-through costs**
- **Reported loss before tax impacted by £2.7 billion of impairments (£2.5 billion goodwill, £0.2 billion investment and other write-downs); relating to acquisitions whose carrying values have been reassessed, triggered by the impact of COVID-19, and driven by a combination of higher discount rates, a lower profit base in 2020 and lower industry growth rates**
- **Net debt at 30 June 2020 £2.7 billion, down £1.5 billion year-on-year reflecting Kantar transaction and strong working capital management**

[1] Percentage change in reported sterling.
[2] Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.
[3] Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Appendix 1.
[4] In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in Appendix 2.

Strategic progress, shareholder returns and outlook

- **Transformation delivering results: VMLY&R and Wunderman Thompson our two best-performing integrated agencies**
- **Strong new business performance, reflecting enhanced offer and improved collaboration**
- **Continued recognition of creativity and effectiveness: Effies winner for ninth successive year; Cannes Lions Agency Holding Company of the Decade**
- **2019 final dividend cancelled to support lower leverage; share buyback still under review but intention to restart when environment stabilises; 10p 2020 interim dividend declared**
- **Current trading showing sequential improvement on Q2 but market remains volatile: July LFL revenue less pass-through costs -9.2%. US -6.1%, UK -10.5%, Germany -7.2%, Greater China -18.6%, India -15.5%**
- **Full year 2020 LFL revenue less pass-through costs growth and headline operating margin expected to be within the range of analysts' expectations[5]**
- **Capital markets event to update on strategic progress, long-term efficiency savings and capital allocation planned before 2020 year end**

Mark Read, Chief Executive Officer, WPP:

"After two months in which our strategic progress could be measured by growth outside Greater China, the second quarter saw an inevitable downturn, with like-for-like revenue less pass-through costs declining by 15%, albeit better than our expectations. Assuming there is no second wave nor major lockdowns, the second quarter is expected to be the toughest period of the year, although we remain cautious on the speed of recovery.

"Our strategic transformation remains on track but as COVID-19 accelerates the change in our sector, we are accelerating our plans. We continue to attract new talent, invest in technology and ecommerce, and train our people in the skills they need for the future, with more than 20,000 receiving accreditations from Adobe, Amazon, Facebook, Google and Salesforce this year.

"We are working with our clients to help them get back to business, adapt their marketing strategies at speed and reshape their operations for a new world. Brands are seeing increases in online sales of 100% and more, and we are supporting eight of our top ten clients on ecommerce strategies. Our new business record is industry-leading, at $4 billion in the first half, including wins from Intel, HSBC and Unilever, and our pipeline remains strong.

"With £4.7 billion of liquidity thanks to the Kantar transaction, and as we deliver against our cost savings targets, our financial position remains strong. As a result, we are able to return to paying our dividend, with an interim dividend of 10p for 2020.

"I would like to thank our people around the world, the vast majority of whom have been working from home and have shown great creativity, agility and collective spirit to support our clients in challenging times."

---

[5] Like-for-like growth in revenue less pass-through costs of -10.0% to -11.5%, and headline operating margin of 10.4% to 12.5%.

For further information:

Investors and analysts
Peregrine Riviere } +44 7909 907193
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Media
Chris Wade } +44 20 7282 4600

Richard Oldworth, +44 20 7466 5000
Buchanan Communications +44 7710 130 634

wpp.com/investors

First half overview

Market environment

The market in the first two months of 2020 progressed in line with expectations, before the impact of COVID-19 began to be widely felt from March onwards. As a result of the significant restrictions on many aspects of economic activity, GroupM now forecasts that the global advertising economy will decline by 11.8% in 2020, after growth of 6.2% in 2019. Within this, spend on digital media is expected to increase to 54% of total spend in 2020, from 48% in 2019, as the impact of COVID-19 accelerates an underlying structural trend. As consumers increased their time at home, we generally saw heightened levels of consumption of media and a rapid expansion of ecommerce activity. As a result, businesses are looking to grow their ecommerce and multi-channel capabilities.

More specifically, TV and video consumption has grown rapidly, driven by on-demand and streaming services. Consumers have also needed to change their shopping patterns, with ecommerce surging, finding new adopters and penetrating new categories. On the other hand, media spend on outdoor, cinema and print has suffered materially.

Activity and spend trends by geography have for the most part been driven by the closing and re-opening of economies. Based on GroupM forecasts, China is expected to see only a 2.8% decline in the advertising market this year, reflecting its strong underlying economic growth and a rapid and successful response to the pandemic. Major markets in Europe, on the other hand, are forecast to decline 10-20% given the more sustained lockdowns and lower underlying growth. The USA is expected to decline 7.5%, or -12.9% excluding political spend.

In terms of sectors, marketing spend from consumer packaged goods, technology and pharmaceuticals businesses (56% of WPP's revenue less pass-through costs in the first half) has held up relatively well as demand for their services has been less impacted or in some cases significantly enhanced. Automotive, luxury, travel and leisure businesses (22% of revenue less pass-through costs) have been understandably the hardest hit and this in turn has been reflected in their marketing spend.

Performance and progress

Revenue in the first half was £5.6 billion, down from £6.4 billion in the first half of 2019. Revenue less pass-through costs was £4.7 billion, down from £5.2 billion in the first half of 2019.

We started the year strongly, building on the progress made over the course of 2019, returning to LFL growth in revenue less pass-through costs of 0.4% outside Greater China in January and February, and landing a number of valuable new business wins. Since March, the environment has inevitably been more challenging, but we have responded positively as an organisation, supporting our people, staying closer than ever to clients and working with a number of partners to protect our communities. Our financial performance has been less geared to client media expenditure than in previous cycles, reflecting the broader spread of marketing services we now provide, as well as an ongoing shift to resource-driven revenue models and away from commission on media investment.

The nature and delivery of our client work has evolved significantly. Most of our major clients required rapid support in developing relevant communications, with new campaigns being developed in days rather than months. Our investment in production through Hogarth,

combining leading-edge technology with a wide geographical footprint, has been a strong differentiator in this regard. We have also been working with clients to re-plan their communications spend, redirecting resources to alternative channels and maximising their media return on investment. Work on ecommerce and omnichannel services has also ramped up significantly, with ongoing ecommerce engagements with 8 of our top 10 clients.

Our PR businesses have held up relatively well (LFL revenue less pass-through costs -4.5% in the first half), as clients have sought advice on how to engage with their own stakeholders. We expect future demand for our experience, commerce and technology services to be very strong, with clients looking to adapt rapidly to permanent changes in consumer behaviour. On the other hand, we have seen pressure on some project-based work in branding and identity as clients look to cut costs.

Our new business performance has continued to be very strong. In the first half we won almost $4 billion of new business, with very few assignment losses, and this is testament to the success of our new strategy: WPP now has fewer, stronger agency brands working better together. We are seeing very strong levels of collaboration across WPP, with most pitches involving multi-agency teams with strong co-ordination and support from the client, new business and technology expertise we are building in the centre. Key wins included Intel (global creative), HSBC (global creative), Unilever (China media) and WW (global integrated creative and media).

Our sector exposure has also delivered a more resilient performance. Within our top 200 clients, 56% of revenue less pass-through costs comes from companies in the consumer packaged goods, technology and healthcare & pharma sectors, which were the least impacted by COVID-19. Their combined LFL performance in the first half was -0.7%. Within retail, financial services, telecom, media & entertainment and other clients, representing 22%, LFL growth was -2.7%. The sectors which suffered the most – automotive, luxury & premium and travel & leisure, which together comprise 22% of top 200 client income – saw a LFL decline of 11.7%.

Our commitment to creativity also continues to be reflected in the industry recognition our campaigns attract. In June, WPP was ranked the most effective marketing communications company in the world in the 2020 Effie Index. It is the ninth successive year that WPP has received this award. The Index, the world's most comprehensive global ranking of marketing effectiveness, lists companies that create the most effective marketing and communications ideas in terms of measurable business results for clients. In the same month, the Cannes Lions International Festival of Creativity named WPP as holding company of the decade, in global rankings to recognise those companies which have demonstrated the greatest sustained creative excellence, based on winning and shortlisted work over the last 10 years.

We also continued to be recognised in independent research evaluation. In its March 2020 report, Gartner included four WPP agencies (AKQA, Ogilvy, VMLY&R and Wunderman Thompson) in its Magic Quadrant for Global Marketing Agencies, rating AKQA highest globally for both vision and execution.

Update to COVID-19 response

The significant majority of our people have been working remotely since March, with some recent re-opening of offices at reduced capacity in certain countries, involving very strict hygiene and social distancing protocols. As outlined above, we have ensured strong continuity of service to clients at a time when the need for our services and expertise has been greater than ever.

The latest level of office-based working in our main markets is as follows: US 1%, UK 3%, Germany 17%, China 77% and India 0%.

We have continued to work with clients, governments, national health organisations and NGOs to help limit the impact of COVID-19 on society, including our multi-agency support for the World Health Organization on a pro bono basis, delivering global and regional public awareness campaigns to encourage people to stay at home and adopt safe behaviours.

We have also successfully maintained the financial resilience of the business from both a liquidity and cost perspective. We raised over £900 million in the bond markets in May, and at 30 June 2020 had total liquidity of £4.7 billion. Our working capital position has improved year-on-year as a result of increased focus and discipline. Finally we have reduced operating costs 6.5% year-on-year in the first half, and we are on track to deliver towards the upper end of our cost savings target of £700-800 million this year. This is covered in more detail later in this release.

We have generally not applied for government support in response to COVID-19, although in some markets funding has been applied automatically. We did not use the UK Government funded Job Retention Scheme. In total we have received £29 million of funding, none of which related to the UK or US, and have also benefited from the deferral of certain taxes under local initiatives available to all companies in the countries concerned. These benefits are described in more detail in Appendix 1.

Impairments of £2.7 billion (including £2.5 billion of goodwill impairments and £0.2 billion of investment and other write-downs) were recognised in the first half. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates.

On 31 March 2020, we announced the suspension of the 2019 final dividend of 37.3p per share and the share buyback funded by proceeds from the Kantar transaction. At the time, given the high level of uncertainty, the Board's view was that preserving liquidity and maintaining lower leverage were the key financial priorities, and these two actions together provided WPP with additional liquidity of £1.1 billion.

Since then, the Board has continued to review the impact of COVID-19 on operational performance and liquidity, as well as the medium-term outlook for the broader economy. While impacted by the economy, our performance in the second quarter was much better than initially anticipated. As noted above, we have strong controls over working capital, and the flexibility of our business model is delivering the £700-800 million of cost savings targeted.

Nevertheless, leverage ratios are likely to be higher than the original budget for 2020 as a result of the inevitable pressure on EBITDA from sudden declines in revenue. As a result, the Board has decided to cancel the 2019 final dividend, permanently preserving approximately £450 million of capital to help offset the impact of lower EBITDA on our leverage ratios and better enable us to meet our original target of average net debt to EBITDA of 1.5-1.75x by the end of 2021. The share buyback funded from the Kantar proceeds remains under review, with an intention to restart when business performance and the medium-term outlook are more stable.

Despite the challenges of the economic environment, WPP continues to be profitable on a full-year headline basis. The Board therefore considers it appropriate to declare an interim dividend for 2020 of 10p per share, recognising the importance of income to many investors while maintaining prudent stewardship of WPP's capital.

The Board has also decided to review our ongoing dividend policy, in the context of our overall capital allocation priorities. We intend to update investors on our plans as part of a wider capital markets event towards the end of 2020.

Current trading and outlook

Despite the significant challenges faced by our people, our clients and our communities over the first six months of the year, we have wherever possible continued to conduct business as usual. Our strong financial position, the renewed strength of our global networks, the range of our services and the depth of our client relationships have all underpinned our resilience. We have further consolidated this through our swift action on cost and liquidity.

In July, the Group recorded LFL revenue less pass-through costs of -9.2%, showing a steady improvement over the second quarter, although performance across markets remains volatile.

Whilst the macroeconomic environment remains uncertain, based on the impact we have seen so far, and assuming no further economic lockdowns in any of our major markets, we expect an outcome for the full year to be within the current range of analysts' expectations of -10.0% to -11.5% for like-for-like growth in revenue less pass-through costs, and 10.4% to 12.5% for headline operating margin.

Given the acceleration of a number of the trends that will drive the future growth of WPP and the progress we have made against the three-year plan we set out in December 2018, we intend to host a capital markets event for investors and analysts towards the end of 2020, to update on our strategy, highlight efficiency savings and outline our plans for capital allocation.

Financial results

Unaudited headline income statement:

Six months ended (£ million)	30 June 2020	30 June 2019	Δ reported	Δ LFL
Continuing operations				
Revenue	5,583	6,368	-12.3%	-11.5%
Revenue less pass-through costs	4,668	5,199	-10.2%	-9.5%
Operating profit	382	617	-38.1%	-37.8%
Operating margin %	8.2%	11.9%	-3.7pt	-3.7pt
Income from associates	-	15	-	
PBIT	382	632	-39.6%	
Net finance costs	(106)	(138)	23.3%	
Profit before tax	276	494	-44.2%	
Tax	(64)	(112)	42.9%	
Profit after tax	212	382	-44.6%	
Non-controlling interests	(21)	(31)	30.8%	
Profit attributable to shareholders	191	351	-45.8%	
Diluted EPS	15.4p	28.0p	-45.0%	

Reconciliation of operating (loss)/profit to headline operating profit:

Six months ended (£ million)	30 June 2020	30 June 2019
Continuing operations		
Operating (loss)/profit	(2,453)	596
Amortisation and impairment of acquired intangible assets	53	53
Goodwill impairment	2,521	-
Gains on disposal of investments and subsidiaries	(16)	(41)
Investment and other write-downs	220	-
Litigation settlement	-	(17)
Gain on sale of freehold property in New York	-	(8)
Restructuring and transformation costs	18	34
Restructuring costs in relation to COVID-19	39	-
Headline operating profit	382	617

Reported billings were £20.9 billion, down 17.5%, and down 16.8% like-for-like.

Reported revenue from continuing operations was down 12.3% at £5.6 billion. Revenue on a constant currency basis was down 12.4% compared with last year. Net changes from acquisitions and disposals had a negative impact of 0.9% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of -11.5%.

Reported revenue less pass-through costs was down 10.2%, and down 10.3% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was -9.5%. In the second quarter, like-for-like revenue less pass-through costs was down 15.1%, reflecting the impact of COVID-19 on economic activity.

Regional review

Revenue analysis

	Q2			H1		
	£m	Reported growth	LFL growth	£m	Reported growth	LFL growth
N. America	1,076	-11.5%	-12.7%	2,177	-6.7%	-7.6%
United Kingdom	347	-27.3%	-24.9%	758	-16.5%	-14.0%
W Cont. Europe	531	-20.8%	-21.6%	1,093	-13.5%	-13.5%
AP, LA, AME, CEE[6]	782	-22.8%	-20.1%	1,555	-16.5%	-13.8%
Total Group	**2,736**	**-19.0%**	**-18.4%**	**5,583**	**-12.3%**	**-11.5%**

Revenue less pass-through costs analysis

	Q2			H1		
	£m	Reported growth	LFL growth	£m	Reported growth	LFL growth
N. America	918	-8.7%	-10.2%	1,856	-4.9%	-6.1%
United Kingdom	272	-24.5%	-23.3%	586	-15.4%	-14.2%
W Cont. Europe	453	-18.0%	-18.8%	920	-11.7%	-11.7%
AP, LA, AME, CEE	659	-18.6%	-14.8%	1,306	-13.7%	-10.1%
Total Group	**2,302**	**-15.6%**	**-15.1%**	**4,668**	**-10.2%**	**-9.5%**

Headline operating profit analysis

£ million	2020	% margin*	2019	% margin*
N. America	215	11.6%	278	14.3%
United Kingdom	35	6.0%	87	12.5%
W Cont. Europe	44	4.8%	96	9.3%
AP, LA, AME, CEE	88	6.7%	156	10.3%
Total Group	**382**	**8.2%**	**617**	**11.9%**

* Headline operating profit as a percentage of revenue less pass-through costs

North America like-for-like revenue less pass-through costs was down 6.1% in the first half and down 10.2% in the second quarter. This reflects a good start to the year, before the impact of COVID-19 began to be felt from March. Our improved new business performance in 2019, and good momentum at VMLY&R which grew in the US in both the first half and the second quarter, led to the strongest regional performance across the Group. Specialist Agencies underperformed the overall North America performance, reflecting weakness in the automotive and travel sectors, as well as weaker performances across a number of smaller agencies. Our PR businesses outperformed, and were only slightly down year-on-year.

United Kingdom like-for-like revenue less pass-through costs was down 14.2% in the first half and down 23.3% in the second quarter. Performance overall reflected the extent of the lockdown in the second quarter, as well as a strong performance in the comparable period. VMLY&R was a relative outperformer, but all of our Global Integrated Agencies declined over the period. PR held up better than the other business segments, but was still down significantly year-on-year.

[6] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Western Continental Europe like-for-like revenue less pass-through costs was down 11.7% in the first half and down 18.8% in the second quarter. Of the larger markets, France, Italy and the Netherlands were particularly hard-hit in the second quarter, Germany was relatively resilient and Spain traded in line with the region as a whole. Denmark, where we have a commerce and technology centre of excellence, grew in the first half and second quarter.

In **Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe**, like-for-like revenue less pass-through costs was down 10.1% in the first half and down 14.8% in the second quarter. Eastern Europe performed relatively better than the other regions in the second quarter. China bounced back to growth in the second quarter, which partly reflected the economic recovery but was also the result of a weak comparative period. The China performance was offset within Asia Pacific by weaker trends in Australia, India and Singapore.

Business sector review

Revenue analysis

	Q2			H1		
	£m	Reported growth	LFL growth	£m	Reported growth	LFL growth
Global Int. Agencies	2,095	-20.3%	-19.1%	4,249	-12.8%	-11.4%
Public Relations	224	-8.1%	-9.6%	447	-5.2%	-6.3%
Specialist Agencies	417	-17.3%	-19.6%	887	-13.3%	-14.4%
Total Group	**2,736**	**-19.0%**	**-18.4%**	**5,583**	**-12.3%**	**-11.5%**

Revenue less pass-through costs analysis

	Q2			H1		
	£m	Reported growth	LFL growth	£m	Reported growth	LFL growth
Global Int. Agencies	1,717	-16.3%	-15.7%	3,462	-10.3%	-9.5%
Public Relations	214	-6.0%	-7.5%	426	-3.6%	-4.5%
Specialist Agencies	371	-17.5%	-16.3%	780	-13.3%	-11.8%
Total Group	**2,302**	**-15.6%**	**-15.1%**	**4,668**	**-10.2%**	**-9.5%**

Headline operating profit analysis

£ million	2020	% margin*	2019	% margin*
Global Int. Agencies	256	7.4%	463	12.0%
Public Relations	72	16.9%	68	15.4%
Specialist Agencies	54	7.0%	86	9.6%
Total Group	**382**	**8.2%**	**617**	**11.9%**

* Headline operating profit as a percentage of revenue less pass-through costs

Global Integrated Agencies like-for-like revenue less pass-through costs was down 9.5% in the first half and down 15.7% in the second quarter. VMLY&R was the best performing integrated agency, reflecting its improving business momentum since the merger. Wunderman Thompson also performed better than the segment as a whole, again benefiting from the creation of an integrated agency. Hogarth, our specialist production business,

experienced strong demand for its services. GroupM underperformed the segment, due to the closer correlation of its revenue to client media expenditure.

Public Relations like-for-like revenue less pass-through costs was down 4.5% in the first half and down 7.5% in the second quarter. Headline operating profit was up year-on-year as a result of improved margins. Demand for PR services held up well relative to other parts of the Group, as clients sought advice on their communication with all stakeholders in light of the pandemic. Hill+Knowlton was the best-performing of our major agencies. In July, we announced the merger of Finsbury, Glover Park and Hering Schuppener to form Finsbury Glover Hering, which will be a leading global strategic communications and public affairs business.

Specialist Agencies like-for-like revenue less pass-through costs was down 11.8% in the first half and down 16.3% in the second quarter. Of the larger agencies, AKQA and Geometry performed better than the overall segment, with GTB broadly in line. Brand Consulting, which is more project-based in nature, experienced short-term budget cuts. Smaller agencies focused on challenged sectors such as airlines, or in events production, suffered from a collapse in demand in the second quarter.

Operating profitability

Reported loss before tax was £2.6 billion, compared to a profit of £409 million in the prior period, reflecting principally the £2.7 billion of impairment charges and £57 million of restructuring and transformation costs (see table on page 8).

Reported loss after tax was £2.6 billion compared to a profit last year of £300 million.

Headline EBITDA (including IFRS 16 depreciation) for the first half was down 34.4% to £480 million, and down 35.1% in constant currency. Headline operating profit was down 38.1% to £382 million, and down 37.8% like-for-like. The sharp decline in profitability year-on-year reflects the sudden and significant impact of COVID-19 on revenue less pass-through costs.

Headline operating margin was down 370 basis points to 8.2%, and also down 370 basis points like-for-like. Operating costs were down 6.5%, with a year-on-year saving of £296 million. The main areas of cost reduction were in travel and discretionary expenditure (down 47%), property costs (down 5%) and staff costs (down 5%). Over the course of the first half, we offset 56% of the decline in revenue less pass-through costs with cost saving actions; in the second quarter, the offset was 68%. The monthly runrate of cost savings at the end of the first half makes us confident of delivering towards the upper end of our target of £700-800 million for the year. We expect most of these costs to rise again as the business recovers, but see more permanent opportunities in travel and property costs as a result of new ways of working, and expect around 25% of total cost savings to be permanent as we return to 2019 levels of revenue less pass-through costs.

The Group's headline operating margin is after charging £19 million of severance costs, compared with £16 million in the first half of 2019 and £48 million of incentive payments, compared to £95 million in the first half of 2019.

On a like-for-like basis, the average number of people in the Group in the first half was 105,000 compared to 106,000 in the first half of 2019. On the same basis, the total number of people at 30 June 2020 was 101,000 compared to 106,000 at 30 June 2019. The decrease reflects a combination of voluntary leavers whose roles were not replaced as part of the hiring freeze, and redundancies. Wherever possible, the preservation of our workforce continues to be a priority.

Impairments

Impairments of £2.7 billion (including £2.5 billion of goodwill impairments and £0.2 billion of investment and other write-downs) were recognised in the first half. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. The majority of the impairments relate to businesses acquired as part of the Y&R acquisition in 2000. A full analysis of the impairments is provided in Appendix 1.

Exceptional items

In addition to the impairments outlined above, the Group incurred a net exceptional loss of £92 million in the first half of 2020. This comprises £16 million of gains on disposals, less losses including the Group's share of associate company exceptional losses (£51 million) and restructuring and transformation costs (£57 million). The majority of the latter comprise severance costs arising from the continuing structural review of parts of the Group's operations and our response to the COVID-19 situation. This compares with a net exceptional gain in the first half of 2019 of £18 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £106 million, a decrease of £32 million year-on-year, primarily as a result of lower average net debt.

The headline tax rate (excluding associate income) was 23.1% (2019: 23.4%) and on reported profit before tax was -0.9% (2019: 26.7%), with the difference in the reported tax rate in 2020 principally due to impairments. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Earnings and dividend

Headline profit before tax was down 44.2% to £276 million, and down 45.8% like-for-like.

Losses attributable to share owners were £2.6 billion, again reflecting principally the £2.7 billion of impairments and £92 million of other net exceptional losses.

Headline diluted earnings per share from continuing operations fell by 45.0% to 15.4p and was down 45.1% like-for-like. Reported diluted loss per share, on the same basis, was 214.5p, compared to earnings per share of 21.4p in the prior period.

In March 2020, we announced the Board's decision to suspend the 2019 final dividend of 37.3p per share to protect liquidity in light of the threat to liquidity and cash flow from the COVID-19 impact. The Board has now decided to cancel this dividend to contribute towards lower leverage.

For 2020, the Board is declaring an interim dividend of 10p. The record date for the interim dividend is 9 October 2020, and the dividend will be payable on 6 November 2020.

Further details of WPP's financial performance are provided in Appendix 1.

Cash flow highlights

Six months ended (£ million)	30 June 2020	30 June 2019
Operating (loss)/profit of continuing and discontinued operations	**(2,443)**	**673**
Depreciation and amortisation	306	360
Impairments and investment write-downs	2,741	-
Lease payments (inc interest)	(203)	(156)
Non-cash compensation	31	33
Net interest paid	(32)	(75)
Tax paid	(201)	(261)
Capex	(141)	(167)
Earnout payments	(88)	(58)
Other	(44)	(83)
Trade working capital	(456)	(297)
Other receivables, payables and provisions	(295)	(482)
Free cash flow	**(825)**	**(513)**
Disposal proceeds	207	301
Net initial acquisition payments	(46)	(25)
Share buybacks	(286)	-
Net cash flow	**(950)**	**(237)**

Net cash outflow for the first half was £950 million, compared to £237 million in the first half of 2019. The main drivers of the cash flow performance year-on-year were the lower operating profit as a result of the impact of the pandemic, lower net disposal proceeds, the £286 million of share buybacks in the first quarter and the movement in working capital from a very strong position at December 2019. Over the last 12 months, net working capital improved by £404 million. A summary of the Group's unaudited cash flow statement and notes for the six months to 30 June 2020 is provided in Appendix 1.

Balance sheet highlights

As at 30 June 2020 we had cash of £2.5 billion and total liquidity, including undrawn credit facilities, of £4.7 billion. Average net debt in the first half was £2.5 billion, compared to £4.5 billion in the prior period, at 2020 exchange rates. On 30 June 2020 net debt was £2.7 billion, against £4.3 billion on 30 June 2019, a reduction of £1.7 billion at 2020 exchange rates. The reduced net debt figure year-on-year reflects the benefit of the proceeds from the Kantar transaction as well as an improved working capital performance.

In May, we issued bonds of €750 million and £250 million. Our bond portfolio at 30 June 2020 had an average maturity of 8.1 years, with no maturities until 2022.

The average net debt to EBITDA ratio in the 12 months to 30 June 2020 is 2.1x, which excludes the impact of IFRS 16. Despite the actions we have taken on the 2019 final dividend, the continued suspension of the share buyback relating to part of the Kantar proceeds, and reductions to costs and capex, the immediate impact of the pandemic on profitability means that we expect to end the year slightly above our target leverage range of average net debt/EBITDA of 1.5-1.75x.

A summary of the Group's unaudited balance sheet and notes as at 30 June 2020 is provided in Appendix 1.

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2020

£ million	Notes	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	+/(-)%	Year ended 31 December 2019
Continuing operations					
Revenue	7	5,582.7	6,368.2	(12.3)	13,234.1
Costs of services	4	(4,804.7)	(5,328.8)	9.8	(10,825.1)
Gross profit		778.0	1,039.4	(25.1)	2,409.0
General and administrative costs	4	(3,231.4)	(443.1)	(629.3)	(1,113.1)
Operating (loss)/profit		(2,453.4)	596.3	(511.4)	1,295.9
Share of results of associates	5	(51.9)	1.5	-	14.7
(Loss)/profit before interest and taxation		(2,505.3)	597.8	(519.1)	1,310.6
Finance and investment income	6	51.2	41.8	22.5	99.0
Finance costs	6	(157.3)	(180.1)	12.7	(359.1)
Revaluation of financial instruments	6	30.0	(50.5)	-	(68.4)
(Loss)/profit before taxation		(2,581.4)	409.0	(731.1)	982.1
Taxation	8	(24.0)	(109.3)	78.0	(275.0)
(Loss)/profit for the period from continuing operations		(2,605.4)	299.7	(969.3)	707.1
Discontinued operations					
Profit for the period from discontinued operations	13	3.1	49.7	(93.8)	10.8
(Loss)/profit for the period		(2,602.3)	349.4	(844.8)	717.9
Attributable to:					
Equity holders of the parent					
Continuing operations		(2,626.5)	269.2	(1,075.7)	627.9
Discontinued operations		(6.8)	43.2	(115.7)	(3.8)
		(2,633.3)	312.4	(942.9)	624.1
Non-controlling interests					
Continuing operations		21.1	30.5	30.8	79.2
Discontinued operations		9.9	6.5	(52.3)	14.6
		31.0	37.0	16.2	93.8
		(2,602.3)	349.4	(844.8)	717.9
Earnings per share from continuing and discontinued operations					
Basic earnings per ordinary share	10	(215.0p)	25.0p	(960.0)	49.9p
Diluted earnings per ordinary share	10	(215.0p)	24.8p	(966.9)	49.5p
Earnings per share from continuing operations					
Basic earnings per ordinary share	10	(214.5p)	21.5p	(1,097.7)	50.2p
Diluted earnings per ordinary share	10	(214.5p)	21.4p	(1,102.3)	49.8p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2020

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
(Loss)/profit for the period	(2,602.3)	349.4	717.9
Items that may be reclassified subsequently to profit or loss:			
Exchange adjustments on foreign currency net investments	111.2	87.1	(379.4)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(15.4)	-	(284.0)
	95.8	87.1	(663.4)
Items that will not be reclassified subsequently to profit or loss:			
Actuarial loss on defined benefit pension plans	-	-	(36.6)
Deferred tax on defined benefit pension plans	-	-	6.4
Movements on equity investments held at fair value through other comprehensive income	(102.4)	(75.7)	(141.4)
	(102.4)	(75.7)	(171.6)
Other comprehensive (loss)/income for the period	(6.6)	11.4	(835.0)
Total comprehensive (loss)/income for the period	(2,608.9)	360.8	(117.1)
Attributable to:			
Equity holders of the parent			
Continuing operations	(2,636.9)	270.3	193.5
Discontinued operations	(21.1)	50.4	(386.4)
	(2,658.0)	320.7	(192.9)
Non-controlling interests			
Continuing operations	39.0	34.6	61.9
Discontinued operations	10.1	5.5	13.9
	49.1	40.1	75.8
	(2,608.9)	360.8	(117.1)

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2020

£ million	Notes	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Net cash (outflow)/inflow from operating activities	11	(401.9)	(126.4)	1,850.5
Investing activities				
Acquisitions	11	(96.8)	(72.9)	(161.3)
Disposal of investments and subsidiaries	11	203.9	133.7	2,141.0
Purchase of property, plant and equipment		(121.3)	(145.9)	(339.3)
Purchase of other intangible assets (including capitalised computer software)		(19.2)	(21.1)	(54.8)
Proceeds on disposal of property, plant and equipment		3.1	167.2	174.0
Net cash (outflow)/inflow from investing activities		(30.3)	61.0	1,759.6
Financing activities				
Repayment of lease liabilities		(154.5)	(103.8)	(249.8)
Share option proceeds		-	0.2	0.6
Cash consideration for non-controlling interests	11	(37.8)	(9.1)	(62.7)
Share repurchases and buybacks	11	(285.5)	-	(43.8)
Net increase/(decrease) in borrowings	11	699.8	(134.6)	(1,713.2)
Financing and share issue costs		(6.8)	(4.4)	(6.4)
Equity dividends paid		-	-	(750.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(40.1)	(58.5)	(96.2)
Net cash inflow/(outflow) from financing activities		175.1	(310.2)	(2,922.0)
Net (decrease)/increase in cash and cash equivalents		(257.1)	(375.6)	688.1
Translation of cash and cash equivalents		7.1	11.7	(89.7)
Cash and cash equivalents at beginning of period		2,799.6	2,201.2	2,201.2
Cash and cash equivalents including cash held in disposal group at end of period		2,549.6	1,837.3	2,799.6
Cash and cash equivalents held in disposal group presented as held for sale		(13.5)	-	(66.3)
Cash and cash equivalents at end of period	11	2,536.1	1,837.3	2,733.3
Reconciliation of net cash flow to movement in net debt:				
Net (decrease)/increase in cash and cash equivalents		(257.1)	(375.6)	688.1
Cash (inflow)/outflow from (increase)/decrease in debt financing		(693.0)	139.0	1,719.6
Other movements		(1.9)	(23.1)	(32.5)
Translation differences		(286.7)	5.4	168.2
Movement of net debt in the period		(1,238.7)	(254.3)	2,543.4
Net debt including net cash in disposal group at beginning of period		(1,473.3)	(4,016.7)	(4,016.7)
Net debt including net cash in disposal group at end of period		(2,712.0)	(4,271.0)	(1,473.3)
Net cash in disposal group		(13.5)	-	(66.3)
Net debt at end of period	12	(2,725.5)	(4,271.0)	(1,539.6)

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

Unaudited condensed consolidated interim balance sheet as at 30 June 2020

£ million	Notes	30 June 2020	30 June 2019	31 December 2019
Non-current assets				
Intangible assets:				
Goodwill	14	8,120.2	13,252.1	10,170.7
Other	15	1,488.9	1,786.2	1,468.8
Property, plant and equipment		914.0	984.4	876.0
Right-of-use assets		1,773.9	1,825.2	1,734.5
Interests in associates and joint ventures		515.7	739.6	813.0
Other investments		398.0	574.7	498.3
Deferred tax assets		205.2	155.4	187.9
Trade and other receivables	16	144.0	182.7	137.6
		13,559.9	19,500.3	15,886.8
Current assets				
Corporate income tax recoverable		180.8	248.1	165.4
Trade and other receivables	16	9,403.3	13,170.2	11,822.3
Cash and short-term deposits		2,762.6	2,173.2	2,969.0
		12,346.7	15,591.5	14,956.7
Assets classified as held for sale		49.8	-	485.3
		12,396.5	15,591.5	15,442.0
Current liabilities				
Trade and other payables	17	(10,772.3)	(14,365.7)	(14,186.8)
Corporate income tax payable		(371.3)	(493.9)	(499.9)
Short-term lease liabilities		(310.2)	(388.4)	(302.2)
Bank overdrafts, bonds and bank loans		(352.3)	(1,134.8)	(461.3)
		(11,806.1)	(16,382.8)	(15,450.2)
Liabilities associated with assets classified as held for sale		(20.9)	-	(170.4)
		(11,827.0)	(16,382.8)	(15,620.6)
Net current assets/(liabilities)		569.5	(791.3)	(178.6)
Total assets less current liabilities		14,129.4	18,709.0	15,708.2
Non-current liabilities				
Bonds and bank loans		(5,135.8)	(5,309.4)	(4,047.3)
Trade and other payables	18	(386.3)	(567.7)	(483.3)
Deferred tax liabilities		(398.9)	(397.7)	(379.8)
Provisions for post-employment benefits		(169.5)	(184.9)	(159.0)
Provisions for liabilities and charges		(235.1)	(255.8)	(247.8)
Long-term lease liabilities		(2,035.6)	(1,957.3)	(1,947.5)
		(8,361.2)	(8,672.8)	(7,264.7)
Net assets		5,768.2	10,036.2	8,443.5
Equity				
Called-up share capital	19	129.6	133.3	132.8
Share premium account		570.3	569.9	570.3
Other reserves		(100.7)	483.5	(501.2)
Own shares		(1,124.3)	(1,207.4)	(1,178.7)
Retained earnings		5,924.9	9,652.4	9,048.9
Equity shareholders' funds		5,399.8	9,631.7	8,072.1
Non-controlling interests		368.4	404.5	371.4
Total equity		5,768.2	10,036.2	8,443.5

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2020

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders' funds	Non-controlling interests	Total
Balance at 1 January 2020	**132.8**	**570.3**	**(501.2)**	**(1,178.7)**	**9,048.9**	**8,072.1**	**371.4**	**8,443.5**
Share cancellations	(3.2)	-	3.2	-	(281.2)	(281.2)	-	(281.2)
Treasury share allocations	-	-	-	0.5	(0.5)	-	-	-
(Loss)/profit for the period	-	-	-	-	(2,633.3)	(2,633.3)	31.0	(2,602.3)
Exchange adjustments on foreign currency net investments	-	-	93.1	-	-	93.1	18.1	111.2
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(15.4)	-	-	(15.4)	-	(15.4)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(102.4)	(102.4)	-	(102.4)
Other comprehensive income/(loss)	-	-	77.7	-	(102.4)	(24.7)	18.1	(6.6)
Total comprehensive income/(loss)	-	-	77.7	-	(2,735.7)	(2,658.0)	49.1	(2,608.9)
Dividends paid	-	-	-	-	-	-	(40.1)	(40.1)
Non-cash share-based incentive plans (including share options)	-	-	-	-	30.6	30.6	-	30.6
Tax adjustments on share-based payments	-	-	-	-	2.6	2.6	-	2.6
Net movement in own shares held by ESOP Trusts	-	-	-	53.9	(54.3)	(0.4)	-	(0.4)
Recognition/remeasurement of financial instruments	-	-	67.3	-	(32.8)	34.5	-	34.5
Share purchases – close period commitments[1]	-	-	252.3	-	-	252.3	-	252.3
Acquisition of subsidiaries[2]	-	-	-	-	(52.7)	(52.7)	(12.0)	(64.7)
Balance at 30 June 2020	**129.6**	**570.3**	**(100.7)**	**(1,124.3)**	**5,924.9**	**5,399.8**	**368.4**	**5,768.2**

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

[1] During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the period ended 30 June 2020.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2020 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders' funds	Non-controlling interests	Total
Balance at 1 January 2019	**133.3**	**569.7**	**393.5**	**(1,255.7)**	**9,440.3**	**9,281.1**	**424.4**	**9,705.5**
Ordinary shares issued	-	0.2	-	-	-	0.2	-	0.2
Treasury share allocations	-	-	-	0.8	(0.8)	-	-	-
Profit for the period	-	-	-	-	312.4	312.4	37.0	349.4
Exchange adjustments on foreign currency net investments	-	-	84.0	-	-	84.0	3.1	87.1
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(75.7)	(75.7)	-	(75.7)
Other comprehensive income/(loss)	-	-	84.0	-	(75.7)	8.3	3.1	11.4
Total comprehensive income	-	-	84.0	-	236.7	320.7	40.1	360.8
Dividends paid	-	-	-	-	-	-	(58.5)	(58.5)
Non-cash share-based incentive plans (including share options)	-	-	-	-	32.5	32.5	-	32.5
Tax adjustments on share-based payments	-	-	-	-	1.0	1.0	-	1.0
Net movement in own shares held by ESOP Trusts	-	-	-	47.5	(47.5)	-	-	-
Recognition/remeasurement of financial instruments	-	-	6.0	-	(3.7)	2.3	-	2.3
Acquisition of subsidiaries[1]	-	-	-	-	(6.1)	(6.1)	(1.5)	(7.6)
Balance at 30 June 2019	**133.3**	**569.9**	**483.5**	**(1,207.4)**	**9,652.4**	**9,631.7**	**404.5**	**10,036.2**
Ordinary shares issued	-	0.4	-	-	-	0.4	-	0.4
Share cancellations	(0.5)	-	0.5	-	(47.7)	(47.7)	-	(47.7)
Treasury share allocations	-	-	-	0.2	(0.2)	-	-	-
Profit for the period	-	-	-	-	311.7	311.7	56.8	368.5
Exchange adjustments on foreign currency net investments	-	-	(445.4)	-	-	(445.4)	(21.1)	(466.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(284.0)	-	-	(284.0)	-	(284.0)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(65.7)	(65.7)	-	(65.7)
Actuarial gain on defined benefit pension plans	-	-	-	-	(36.6)	(36.6)	-	(36.6)
Deferred tax on defined benefit pension plans	-	-	-	-	6.4	6.4	-	6.4
Other comprehensive loss	-	-	(729.4)	-	(95.9)	(825.3)	(21.1)	(846.4)
Total comprehensive (loss)/income	-	-	(729.4)	-	215.8	(513.6)	35.7	(477.9)
Dividends paid	-	-	-	-	(750.5)	(750.5)	(37.7)	(788.2)
Non-cash share-based incentive plans (including share options)	-	-	-	-	38.9	38.9	-	38.9
Tax adjustments on share-based payments	-	-	-	-	2.1	2.1	-	2.1
Net movement in own shares held by ESOP Trusts	-	-	-	28.5	(28.5)	-	-	-
Recognition/remeasurement of financial instruments	-	-	(3.5)	-	16.8	13.3	-	13.3
Share purchases – close period commitments[2]	-	-	(252.3)	-	-	(252.3)	-	(252.3)
Acquisition of subsidiaries[1]	-	-	-	-	(50.2)	(50.2)	(31.1)	(81.3)
Balance at 31 December 2019	**132.8**	**570.3**	**(501.2)**	**(1,178.7)**	**9,048.9**	**8,072.1**	**371.4**	**8,443.5**

[1] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
[2] During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Notes to the unaudited condensed consolidated interim financial statements

1. Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets as disclosed in our accounting policies.

2. Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 140 to 146 of the 2019 Annual Report and Accounts. With the exception of the impact of Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which is discussed below, no changes have been made to the Group's accounting policies in the period ended 30 June 2020.

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), are mandatory and are effective from 1 January 2020. They provide relief on specific aspects of pre-replacement issues that impact hedge accounting, whereby entities applying hedge accounting requirements will be able to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Impact of COVID-19 on critical judgements and estimation uncertainty

The critical judgements and estimation uncertainty in applying accounting policies set out on page 145 and 146 of the 2019 Annual Report and Accounts remain applicable. However, the level of judgement and estimation uncertainty has increased since 31 December 2019 due to the impact of the COVID-19 pandemic. COVID-19 has had the most significant impact on the following areas of estimation uncertainty:

Impairment of goodwill:

Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. In performing the impairment test, estimates are required in regard to the discount rates, long-term growth rates and the level of cash flows during the five-year projection period, which involves judgement on the duration and shape of the recovery from COVID-19 in this period. Further details of the goodwill impairment charge and sensitivity to these estimates are outlined in note 14.

Expected credit losses:

Under IFRS 9, the expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of discounted estimated future cash flows. As a result of the COVID-19 pandemic on the Group's clients, estimates of future cash flows from clients involve significant judgement. The Group performed a detailed review of trade receivables, work in progress and accrued income at 30 June 2020, focussing on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic. The Group's approach to expected credit losses is outlined in note 16.

Payments due to vendors (earnout agreements) and liabilities in respect of put options:

When measuring the liabilities for earnouts and put options, estimates are required regarding discount rates and growth rates in determining future financial performance, which involves judgement on the duration and shape of the recovery from COVID-19 in this period. Further details on growth rates, discount rates and the sensitivity to these estimates are set out in note 22.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2. Accounting policies (continued)

Government Support

In reaction to the COVID-19 pandemic, certain governments have introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes (such as furlough measures) where these amounts will never have to be repaid. Further details of such amounts are included in note 4. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2020 and 30 June 2019 do not constitute statutory accounts. The financial information for the year ended 31 December 2019 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2019 have been delivered to the Jersey Registrar and received an unqualified auditors' report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 50.

The announcement of the interim results was approved by the Board of Directors on 27 August 2020.

3. Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2020 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.2604 to the pound (period ended 30 June 2019: US$1.2938; year ended 31 December 2019: US$1.2765) and €1.1439 to the pound (period ended 30 June 2019: €1.1453; year ended 31 December 2019: €1.1403). The unaudited condensed consolidated interim balance sheet as at 30 June 2020 has been prepared using the exchange rates on that day of US$1.2379 to the pound (30 June 2019: US$1.2695; 31 December 2019: US$1.3263) and €1.1010 to the pound (30 June 2019: €1.1175; 31 December 2019: €1.1813).

Notes to the unaudited condensed consolidated interim financial statements (continued)

4. Costs of services and general and administrative costs

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Costs of services	4,804.7	5,328.8	10,825.1
General and administrative costs	3,231.4	443.1	1,113.1
	8,036.1	5,771.9	11,938.2

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Staff costs	3,330.0	3,501.7	7,090.6
Establishment costs	314.4	331.7	672.9
Media pass-through costs	613.7	818.8	1,656.2
Other costs of services and general and administrative costs[2]	3,778.0	1,119.7	2,518.5
	8,036.1	5,771.9	11,938.2

Staff costs include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Wages and salaries	2,417.5	2,442.5	4,946.2
Cash-based incentive plans	17.2	64.8	227.6
Share-based incentive plans	30.6	30.0	66.0
Social security costs	304.6	304.9	591.7
Pension costs	86.4	83.5	169.7
Severance	18.8	16.1	42.6
Other staff costs	454.9	559.9	1,046.8
	3,330.0	3,501.7	7,090.6

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2] Other costs of services and general and administrative costs include £301.3 million (period ended 30 June 2019: £350.0 million; year ended 31 December 2019: £731.4 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4. Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,520.8	-	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.4)	(0.4)
Investment and other write-downs	220.6	-	7.5
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	-	-
Litigation settlement	-	(16.8)	(16.8)
Gain on sale of freehold property in New York	-	(7.9)	(7.9)
Depreciation of property, plant and equipment	88.2	88.5	185.5
Amortisation of other intangible assets	9.6	9.9	21.2
Depreciation of right-of-use assets	155.4	152.1	301.6
Short-term lease expense	19.7	49.9	83.8
Low-value lease expense	1.1	1.2	2.9

Amortisation and impairment of acquired intangibles in the period ended 30 June 2020 includes an impairment charge in the period of £17.1 million (period ended 30 June 2019: £4.7 million, year ended 31 December 2019: £26.5 million) in regard to certain brand names and customer relationships for entities which have closed.

Further details of the goodwill impairment charge of £2,520.8 million are provided in note 14. The goodwill impairment charge of £47.7 million in 2019 relates to a number of under-performing businesses in the Group where the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Investment and other write-downs of £220.6 million primarily relate to the impairment of certain investments in associates, including £209.8 million in relation to Imagina in Spain. Further details of the Group's impairment review are provided in note 14.

Gains on disposal of investments and subsidiaries in the period ended 30 June 2020 of £16.0 million include a gain of £14.7 million on the disposal of the sports agency Two Circles. Gains on disposal of investments and subsidiaries in 2019 include a gain of £28.6 million on the disposal of the Group's interest in Chime.

Restructuring costs in relation to COVID-19 of £39.3 million primarily relates to severance actions taken in the second quarter in response to the pandemic.

Restructuring and transformation costs of £17.9 million (period ended 30 June 2019: £23.6 million, year ended 31 December 2019: £121.1 million) are in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in the second half of 2020 and 2021. In the period ended 30 June 2019, the remaining £10.3 million (year ended 31 December 2019: £32.4 million) primarily comprises transformation costs in relation to the global IT transformation programme.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4. Costs of services and general and administrative costs (continued)

In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15-year lease. The net gain recognised from the sale and leaseback is £7.9 million.

In the period ended 30 June 2020, the Group received £28.6 million of aid from governments around the world in relation to the COVID-19 pandemic, predominantly in Western Continental Europe and Asia Pacific, which is included as a credit in other staff costs.

Management continues to assess the impact of COVID-19 on long-term working practices and the Group's real estate portfolio, which could result in impairments of right-of-use assets in the future. At the current time, given the level of uncertainty, such impact has not been quantified and any resulting impairments could have an impact on the Group's financial results.

5. Share of results of associates

Share of results of associates include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Share of profit before interest and taxation	46.2	26.2	99.2
Share of exceptional losses	(51.4)	(13.6)	(47.8)
Share of interest and non-controlling interests	(40.4)	(8.0)	(19.4)
Share of taxation	(6.3)	(3.1)	(17.3)
	(51.9)	1.5	14.7

Share of exceptional losses of £51.4 million (period ended 30 June 2019: £13.6 million, year ended 31 December 2019: £47.8 million) primarily comprise £27.3 million (period ended 30 June 2019: £nil, year ended 31 December 2019: £5.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £23.1 million (period ended 30 June 2019: £nil, year ended 31 December 2019: £20.3 million) within Kantar.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6. Finance and investment income, finance costs and revaluation of financial instruments

Finance and investment income includes:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Income from equity investments	6.8	9.3	18.3
Interest income	44.4	32.5	80.7
	51.2	41.8	99.0

Finance costs include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Net interest expense on pension plans	1.4	1.8	3.5
Interest on other long-term employee benefits	1.4	1.8	3.9
Interest payable and similar charges	104.3	127.8	252.0
Interest expense related to lease liabilities	50.2	48.7	99.7
	157.3	180.1	359.1

Revaluation of financial instruments include:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Movements in fair value of treasury instruments	(2.0)	7.3	0.4
Premium on the early repayment of bonds	-	(32.2)	(63.4)
Revaluation of investments held at fair value through profit or loss	1.7	1.6	9.1
Revaluation of put options over non-controlling interests	26.0	(19.5)	(13.5)
Revaluation of payments due to vendors (earnout agreements)	4.3	(7.7)	(1.0)
	30.0	(50.5)	(68.4)

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7. Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Revenue			
Global Integrated Agencies	4,249.2	4,873.6	10,205.2
Public Relations	446.8	471.5	956.5
Specialist Agencies	886.7	1,023.1	2,072.4
	5,582.7	6,368.2	13,234.1
Revenue less pass-through costs[2]			
Global Integrated Agencies	3,461.5	3,858.1	8,108.1
Public Relations	426.3	442.2	898.0
Specialist Agencies	779.9	899.1	1,840.4
	4,667.7	5,199.4	10,846.5
Headline operating profit[3]			
Global Integrated Agencies	256.0	463.5	1,219.5
Public Relations	71.9	67.9	140.6
Specialist Agencies	54.4	85.9	200.5
	382.3	617.3	1,560.6

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13. As a result, Data Investment Management is now excluded from the segment analysis.
[2] Revenue less pass-through costs is defined in Appendix 2.
[3] Headline operating profit is defined in Appendix 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7. Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Revenue			
North America[2]	2,177.1	2,334.3	4,854.7
United Kingdom	757.6	907.7	1,797.1
Western Continental Europe	1,092.9	1,263.6	2,628.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,555.1	1,862.6	3,953.5
	5,582.7	6,368.2	13,234.1
Revenue less pass-through costs[3]			
North America[2]	1,856.1	1,951.3	4,034.3
United Kingdom	585.6	692.6	1,390.1
Western Continental Europe	919.5	1,041.7	2,176.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,306.5	1,513.8	3,245.7
	4,667.7	5,199.4	10,846.5
Headline operating profit[4]			
North America[2]	215.4	278.3	662.0
United Kingdom	35.4	86.7	188.5
Western Continental Europe	43.8	96.5	261.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	87.7	155.8	448.6
	382.3	617.3	1,560.6

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

[2] North America includes the US with revenue of £2,065.2 million (period ended 30 June 2019: £2,203.8 million; year ended 31 December 2019: £4,576.5 million), revenue less pass-through costs of £1,757.5 million (period ended 30 June 2019: £1,843.0 million; year ended 31 December 2019: £3,806.3 million) and headline operating profit of £207.1 million (period ended 30 June 2019: £262.8 million; year ended 31 December 2019: £620.6 million).

[3] Revenue less pass-through costs is defined in Appendix 2.

[4] Headline operating profit is defined in Appendix 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8. Taxation

The tax rate on reported (loss)/profit before tax was -0.9% (30 June 2019: 26.7%; 31 December 2019: 28.0%).

The tax charge comprises:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Corporation tax			
Current year	35.7	187.4	423.0
Prior years	(1.7)	(19.7)	(63.4)
	34.0	167.7	359.6
Deferred tax			
Current year	(6.7)	(46.7)	(78.3)
Prior years	(3.3)	(11.7)	(6.3)
	(10.0)	(58.4)	(84.6)
Tax charge	24.0	109.3	275.0

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission's state aid decision into Group Financing Exemption in the UK CFC rules, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

The Group does not currently expect any material additional charges or credits to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

9. Ordinary dividends

The Board has recommended an interim dividend of 10.0p (2019: 22.7p) per ordinary share. This is expected to be paid on 6 November 2020 to shareholders on the register at 9 October 2020. In March 2020, we announced the Board's decision to suspend the 2019 final dividend of 37.3p per share to protect liquidity in light of the threat to liquidity and cash flow from the COVID-19 impact. The Board has now decided to cancel this dividend to contribute towards lower leverage.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Reported earnings[1] (£ million)	(2,626.5)	269.2		627.9
Headline earnings[2] (£ million)	190.7	351.7		984.2
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,249.1		1,250.0
Reported EPS	(214.5p)	21.5p	(1,097.7)	50.2p
Headline EPS	15.6p	28.1p	(44.5)	78.7p

Discontinued operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Reported earnings[1] (£ million)	(6.8)	43.2		(3.8)
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,249.1		1,250.0
Reported EPS	(0.5p)	3.5p	(114.3)	(0.3p)

Continuing and discontinued operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Reported earnings[1] (£ million)	(2,633.3)	312.4		624.1
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,249.1		1,250.0
Reported EPS	(215.0p)	25.0p	(960.0)	49.9p

[1] Reported earnings is equivalent to (loss)/profit for the period attributable to equity holders of the parent.
[2] Headline earnings is defined in Appendix 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10. Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

Continuing operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Diluted reported earnings (£ million)	(2,626.5)	269.2		627.9
Diluted headline earnings (£ million)	190.7	351.7		984.2
Weighted average shares used in reported diluted EPS calculation (million)[1]	1,224.7	1,257.3		1,260.6
Weighted average shares used in headline diluted EPS calculation (million)	1,237.0	1,257.3		1,260.6
Diluted reported EPS	(214.5p)	21.4p	(1,102.3)	49.8p
Diluted headline EPS	15.4p	28.0p	(45.0)	78.1p

Discontinued operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Diluted reported earnings (£ million)	(6.8)	43.2		(3.8)
Weighted average shares used in diluted EPS calculation (million)[1]	1,224.7	1,257.3		1,260.6
Diluted reported EPS	(0.5p)	3.4p	(114.7)	(0.3p)

Continuing and discontinued operations:

	Six months ended 30 June 2020	Six months ended 30 June 2019	+/(-)%	Year ended 31 December 2019
Diluted reported earnings (£ million)	(2,633.3)	312.4		624.1
Weighted average shares used in diluted EPS calculation (million)[1]	1,224.7	1,257.3		1,260.6
Diluted reported EPS	(215.0p)	24.8p	(966.9)	49.5p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Weighted average shares used in basic EPS calculation	1,224.7	1,249.1	1,250.0
Dilutive share options outstanding	-	0.1	0.3
Other potentially issuable shares	12.3	8.1	10.3
Weighted average shares used in diluted EPS calculation	1,237.0	1,257.3	1,260.6

At 30 June 2020 there were 1,296,079,242 (30 June 2019: 1,332,703,852, 31 December 2019: 1,328,167,813) ordinary shares in issue, including treasury shares of 70,750,170 (30 June 2019: 70,799,200, 31 December 2019: 70,787,730).

[1] The weighted average shares used in the basic EPS calculation has also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 16:

Net cash flow from operating activities:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
(Loss)/profit for the period	(2,602.3)	349.4	717.9
Taxation	26.1	128.8	353.8
Revaluation of financial instruments	(30.0)	57.2	77.8
Finance costs	157.6	189.2	376.4
Finance and investment income	(51.4)	(43.6)	(102.6)
Share of results of associates	51.9	(8.0)	(21.2)
Goodwill impairment on classification as held for sale	-	-	94.5
Loss/(gain) on sale of discontinued operations	3.3	-	(73.8)
Attributable tax expense on sale of discontinued operations	1.9	-	157.4
Operating profit of continuing and discontinued operations	(2,442.9)	673.0	1,580.2
Adjustments for:			
Non-cash share-based incentive plans (including share options)	30.6	32.5	71.4
Depreciation of property, plant and equipment	88.2	106.2	203.2
Depreciation of right-of-use assets	155.4	168.4	317.9
Goodwill impairment	2,520.8	-	47.7
Amortisation and impairment of acquired intangible assets	53.1	66.9	135.6
Amortisation of other intangible assets	9.6	18.3	29.6
Investment and other write-downs	220.6	-	7.5
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(45.1)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.4)	(0.4)
Gain on sale of freehold property in New York	-	(7.9)	(7.9)
(Gains)/losses on sale of property, plant and equipment	(0.1)	(0.6)	3.2
Operating cash flow before movements in working capital and provisions	619.3	1,015.8	2,342.9
Movements in trade working capital[1,2]	(456.0)	(296.7)	563.4
Movements in other receivables, payables and provisions[1]	(294.7)	(482.5)	(213.1)
Cash (used in)/generated by operations	(131.4)	236.6	2,693.2
Corporation and overseas tax paid	(201.2)	(261.0)	(536.0)
Payment on early settlement of bonds	-	-	(63.4)
Interest and similar charges paid	(77.4)	(110.8)	(270.6)
Interest paid on lease liabilities	(48.6)	(51.7)	(105.1)
Interest received	45.2	35.8	80.8
Investment income	6.8	9.3	18.3
Dividends received from associates	4.7	15.4	33.3
Net cash (outflow)/inflow from operating activities	(401.9)	(126.4)	1,850.5

[1] The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.
[2] Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Initial cash consideration	(5.9)	(6.4)	(3.9)
Earnout payments	(88.5)	(57.9)	(130.2)
Purchase of other investments (including associates)	(2.4)	(8.6)	(27.2)
Acquisitions	(96.8)	(72.9)	(161.3)
Proceeds on disposal of investments and subsidiaries	228.4	136.7	2,468.5
Cash and cash equivalents disposed	(24.5)	(3.0)	(327.5)
Disposals of investments and subsidiaries	203.9	133.7	2,141.0
Cash consideration for non-controlling interests	(37.8)	(9.1)	(62.7)
Net acquisition payments and disposal proceeds	69.3	51.7	1,917.0

Share repurchases and buybacks:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Purchase of own shares by ESOP Trusts	(0.4)	-	-
Shares purchased into treasury	(285.1)	-	(43.8)
	(285.5)	-	(43.8)

Net increase/(decrease) in borrowings:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Net increase/(decrease) in drawings on bank loans	7.4	376.5	(70.6)
Repayment of €250 million bonds	(223.1)	-	-
Repayment of £200 million bonds	-	(199.5)	(199.5)
Partial repayment of $450 million bonds	-	(176.2)	(176.2)
Partial repayment of $272 million bonds	-	(135.4)	(135.4)
Repayment of €600 million bonds	-	-	(512.7)
Repayment of $812 million bonds	-	-	(618.8)
Proceeds from issue of €750 million bonds	665.5	-	-
Proceeds from issue of £250 million bonds	250.0	-	-
	699.8	(134.6)	(1,713.2)

Cash and cash equivalents:

£ million	30 June 2020	30 June 2019	31 December 2019
Cash at bank and in hand	1,646.9	1,814.7	2,105.4
Short-term bank deposits	1,115.7	358.5	863.6
Overdrafts[1]	(226.5)	(335.9)	(235.7)
	2,536.1	1,837.3	2,733.3

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12. Net debt

£ million	30 June 2020	30 June 2019	31 December 2019
Cash and short-term bank deposits	2,762.6	2,173.2	2,969.0
Bank overdrafts, bonds and bank loans due within one year	(352.3)	(1,134.8)	(461.3)
Bonds and bank loans due after one year	(5,135.8)	(5,309.4)	(4,047.3)
	(2,725.5)	(4,271.0)	(1,539.6)

The Group estimates that the fair value of corporate bonds is £5,348.5 million at 30 June 2020 (30 June 2019: £5,783.4 million; 31 December 2019: £4,439.8 million). The carrying value of corporate bonds is £5,136.4 million at 30 June 2020 (30 June 2019: £5,535.2 million; 31 December 2019: £4,162.9 million). The Group considers that the carrying amount of bank loans at 30 June 2020 of £125.8 million (30 June 2019: £580.1 million; 31 December 2019: £110.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2020	30 June 2019	31 December 2019
Within one year	(249.8)	(936.6)	(324.8)
Between one and two years	(366.9)	(327.7)	(204.0)
Between two and three years	(532.0)	(990.0)	(692.1)
Between three and four years	(793.7)	(496.1)	(726.3)
Between four and five years	(1,145.4)	(1,114.7)	(634.2)
Over five years	(3,461.7)	(3,500.3)	(2,761.9)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,549.5)	(7,365.4)	(5,343.3)
Short-term overdrafts – within one year	(226.5)	(335.9)	(235.7)
Future anticipated cash flows	(6,776.0)	(7,701.3)	(5,579.0)
Effect of discounting/financing rates	1,287.9	1,257.1	1,070.4
Debt financing	(5,488.1)	(6,444.2)	(4,508.6)
Cash and short-term deposits	2,762.6	2,173.2	2,969.0
Net debt	(2,725.5)	(4,271.0)	(1,539.6)

13. Assets held for sale and discontinued operations

On 12 July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. The sale involved the Group disposing of the Kantar business and holding a 40% equity stake post-transaction which is treated as an associate. On 5 December 2019 the first stage of the transaction completed with consideration of £2,140.2 million after tax and disposal costs. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. In the period ended 30 June 2020 the second, third and fourth stages of the transaction completed with total consideration of £200.1 million after tax and disposal costs. This generated a pre-tax loss of £3.3 million and a tax charge of £1.9 million. The final stage of the transaction is expected to complete in the second half of the year with further consideration expected to be approximately £50.0 million after tax and disposal costs.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as 'held for sale'. The criterion was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13. Assets held for sale and discontinued operations (continued)

The Kantar group is classified as a discontinued operation in 2019 and 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.

As at 30 June 2020, the Kantar group is therefore presented as a discontinued operation with the remaining portion of the company not yet sold by 30 June 2020 disclosed as held for sale. Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Revenue	101.9	1,247.8	2,387.5
Costs of services	(87.4)	(1,061.4)	(1,951.5)
Gross profit	14.5	186.4	436.0
General and administrative costs	(4.0)	(109.7)	(151.7)
Operating profit	10.5	76.7	284.3
Share of results of associates	-	6.5	6.5
Profit before interest and taxation	10.5	83.2	290.8
Finance income	0.2	1.8	3.6
Finance costs	(0.3)	(9.1)	(17.3)
Revaluation of financial instruments	-	(6.7)	(9.4)
Profit before taxation	10.4	69.2	267.7
Attributable tax expense	(2.1)	(19.5)	(78.8)
Profit after taxation	8.3	49.7	188.9
Goodwill impairment on classification as held for sale[1]	-	-	(94.5)
(Loss)/gain on sale of discontinued operations	(3.3)	-	73.8
Attributable tax expense on sale of discontinued operations	(1.9)	-	(157.4)
Net gain attributable to discontinued operations	3.1	49.7	10.8
Attributable to:			
Equity holders of the parent	(6.8)	43.2	(3.8)
Non-controlling interests[2]	9.9	6.5	14.6
	3.1	49.7	10.8

For the period ended 30 June 2020, the Kantar group contributed £26.8 million (period ended 30 June 2019: £135.2 million, year ended 31 December 2019: £322.9 million) to the Group's net operating cash flows, paid £1.1 million (period ended 30 June 2019: £26.5 million, year ended 31 December 2019: £53.2 million) in respect of investing activities and paid £0.9 million (period ended 30 June 2019: £18.8 million, year ended 31 December 2019: £27.2 million) in respect of financing activities.

[1] Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5 in the year ended 31 December 2019.

[2] In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56.25% owned subsidiary of the Group.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13. Assets held for sale and discontinued operations (continued)

The gain on sale of discontinued operations is calculated as follows:

£ million	30 June 2020	31 December 2019
Intangible assets (including goodwill)	150.9	2,410.0
Property, plant and equipment	13.7	115.7
Right-of-use assets	24.2	103.5
Interests in associates and joint ventures	2.0	92.3
Other investments	-	11.5
Deferred tax assets	5.5	44.1
Corporate income tax recoverable	15.0	49.8
Trade and other receivables	157.6	748.8
Cash and cash equivalents	19.8	324.9
Trade and other payables	(129.0)	(839.8)
Corporate income tax payable	(4.0)	(48.2)
Lease liabilities	(20.5)	(106.3)
Deferred tax liabilities	(1.3)	(98.6)
Provisions for post-employment benefits	(6.7)	(26.7)
Provisions for liabilities and charges	(0.6)	(22.4)
Net assets	226.6	2,758.6
Non-controlling interests	(5.9)	(19.1)
Net assets excluding non-controlling interests	220.7	2,739.5
Consideration received in cash and cash equivalents	191.3	2,352.1
Re-investment in equity stake[1]	-	231.7
Transaction costs	(3.8)	(56.1)
Deferred consideration[2]	14.5	1.6
Total consideration received	202.0	2,529.3
Loss on sale before exchange adjustments	(18.7)	(210.2)
Exchange adjustments recycled to the income statement	15.4	284.0
(Loss)/gain on sale of discontinued operations	(3.3)	73.8

[1] Re-investment in equity stake represents the value of the Group's 40% stake in the new Kantar group as part of the disposal.
[2] Deferred consideration in the year ended 31 December 2019 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14. Goodwill and acquisitions

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life are:

	Goodwill		Brands with an indefinite useful life	
CGU £ million	30 June 2020	31 December 2019	30 June 2020	31 December 2019
GroupM	3,072.2	2,936.0	-	-
Wunderman Thompson	1,167.2	2,138.9	433.3	409.7
VMLY&R	460.6	901.0	203.6	199.1
Ogilvy	828.1	762.9	218.5	211.1
Burson Cohn & Wolfe	651.3	741.4	138.0	130.2
Other	1,940.8	2,690.5	136.4	128.1
	8,120.2	10,170.7	1,129.8	1,078.2

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Goodwill in relation to subsidiary undertakings decreased by £2,050.5 million (30 June 2019: increased by £49.3 million) in the period. This movement primarily relates to impairment charges of £2,520.8 million, partially offset by the effect of currency translation of £473.3 million, as well as both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the "recoverable amount", defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020, nil growth rate thereafter (2019: 3.0%) and a conservative pre-tax discount rate of 13.5% (2019: 8.5%). The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, the CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five-years, followed by an assumed long-term growth rate of 2.0% (2019: 3.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14. Goodwill and acquisitions (continued)

In developing the cash flows, we considered the impact of the COVID-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-COVID-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.

The long-term growth rate is derived from management's best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 30 June 2020, we have assessed long-term industry trends based on recent historical data including the long-term impact of COVID-19 and assumed a long-term growth rate of 2.0% (2019: 3.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The discount rate uses the capital asset pricing model "CAPM" to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

Given current market factors, there has been an increase in the estimated cost of equity. This has been driven by increased levels of market uncertainty and volatility which is reflected in the market valuations for global advertising agencies. This has led to upward adjustments to the estimates for the equity risk premium as well as the applicable beta (i.e. volatility of public peer companies relative to the market). Additionally, given the magnitude of the declines in our market capitalisation, the cost of equity reflects an increase in the size premium applicable to the Group, and a company specific risk premium to reflect implied market discount rates. This increase in the cost of equity, combined with an increase in the cost of debt as a result of increased corporate bond yields, resulted in the discount rates applied to our CGUs increasing relative to the prior year.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5% (2019: 6.3% to 7.4%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 19.3% (2019: 4.1% to 13.6%).

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses' expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14. Goodwill and acquisitions (continued)

As part of the overall effort to simplify operations and become more client-centric, certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant of these include the treatment of Landor and FITCH as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R; and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions. The transfers of carrying value between CGUs were determined on a relative value basis. The impact of these realignments has not had a significant impact on the impairment figures recognised.

The goodwill impairment charge of £2,520.8 million largely reflects the adverse impacts of COVID-19 to a number of businesses in the Group. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,630.9 million of the impairment charge relates to Global Integrated Agencies, £144.8 million relates to Public Relations and £745.1 million relates to Specialist Agencies.

The CGUs with significant impairments of goodwill as at 30 June 2020 are set out in the below table.

£ million	Operating Sector	Recoverable amount	Goodwill impairment charge
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,071.4
VMLY&R	Global Integrated Agencies	918.3	472.0
Burson Cohn & Wolfe	Public Relations	859.8	129.1
Geometry Global	Specialist Agencies	205.9	232.9
Landor & FITCH	Specialist Agencies	197.5	158.3
Other	Other	1,349.3	457.1

Sensitivity of CGUs with an impairment charge

The impairment review is sensitive to changes in the assumptions used, most notably to changes in the revenue less pass-through costs growth and operating margins used to derive cash flows during the 5-year projection period, the terminal cash flow growth rate, and discount rate. The revenue less pass-through costs growth rates used in the 5-year projection period for impaired CGUs that operate globally resulted in compound annual growth rates of 2.5% to 5.0%. The operating margins used in the 5-year projection period for impaired CGUs that operate globally resulted in average operating margins of 6.6% to 19.0%. Long-term cash flow growth rates and discount rates used in the test are discussed above. A summary of the movements in the impairment charge from a reasonably possible change in these assumptions is as follows:

	Impact of changes to assumptions in 5-year projection period		Impact of change to terminal value assumptions	Impact of change to pre-tax discount rate	
CGU	Revenue less pass-through costs growth rate	Operating margin %	Long-Term cash flow growth rate		
£ million	+/- 0.5%	+/- 0.5%	+/- 0.5%	+1.5%	-1.5%
Wunderman Thompson	19.2	70.8	54.6	(210.2)	279.4
VMLY&R	8.3	37.7	22.9	(100.1)	132.0
Burson Cohn & Wolfe	9.6	21.8	26.9	(98.7)	129.1
Geometry Global	1.2	13.5	3.6	(22.3)	29.7
Landor & FITCH	2.1	6.5	6.0	(23.5)	31.3
Other	11.9	47.8	33.9	(136.4)	164.2
	52.3	198.1	147.9	(591.2)	765.7

Notes to the unaudited condensed consolidated interim financial statements (continued)

14. Goodwill and acquisitions (continued)

Sensitivity of CGUs not impaired

For the CGUs not impaired in the period, a reasonably possible change in assumptions would not lead to a significant impairment.

Acquisitions

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2020 and the date the interim financial statements were approved.

15. Other intangible assets

The following are included in other intangibles:

£ million	30 June 2020	30 June 2019	31 December 2019
Brands with an indefinite useful life	1,129.8	1,141.2	1,078.2
Acquired intangibles	284.4	530.4	323.6
Other (including capitalised computer software)	74.7	114.6	67.0
	1,488.9	1,786.2	1,468.8

16. Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2020	30 June 2019	31 December 2019
Trade receivables	5,175.7	7,713.8	7,007.6
Work in progress	312.4	419.5	349.5
VAT and sales taxes recoverable	272.5	270.6	212.7
Prepayments	311.6	391.0	287.1
Accrued income	2,703.2	3,731.1	3,292.7
Fair value of derivatives	0.6	10.0	1.4
Other debtors	627.3	634.2	671.3
	9,403.3	13,170.2	11,822.3

Amounts falling due after more than one year:

£ million	30 June 2020	30 June 2019	31 December 2019
Prepayments	1.7	2.8	2.2
Accrued income	-	22.8	-
Fair value of derivatives	-	6.3	-
Other debtors	142.3	150.8	135.4
	144.0	182.7	137.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16. Trade and other receivables (continued)

Expected credit losses

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9: Financial Instruments. Therefore the Group does not track changes in credit risk over the life of a financial asset, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. Under IFRS 9, the expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. Given the short-term nature of the Group's trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

- 100% of the asset aged over one year;
- 50% of the asset aged between 180 days and one year; and
- sufficient evidence of recoverability is not evident.

These criteria form the basis of expected future losses based on historical loss rates. As a result of the COVID-19 pandemic, the Group also performed a detailed review of trade receivables, work in progress and accrued income aged less than 180 days, taking into account the level of credit insurance the Group has along with internal and external data including historical and forward looking information. This review focused on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic.

This resulted in a bad debt expense of £29.2 million (period ended 30 June 2019: £12.3 million; year ended 31 December 2019: £25.8 million) on the Group's trade receivables in the period. The allowance for bad and doubtful debts is equivalent to 2.5% (30 June 2019: 1.6%; 31 December 2019: 1.6%) of gross trade receivables.

17. Trade and other payables: amounts falling due within one year

£ million	30 June 2020	30 June 2019	31 December 2019
Trade payables	7,279.2	9,945.7	10,112.1
Deferred income	968.7	1,377.3	1,024.6
Payments due to vendors (earnout agreements)	65.4	167.6	142.4
Liabilities in respect of put option agreements with vendors	47.0	41.4	75.4
Fair value of derivatives	2.7	4.0	1.5
Share repurchases – close period commitments[1]	-	-	252.3
Other creditors and accruals	2,409.3	2,829.7	2,578.5
	10,772.3	14,365.7	14,186.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

[1] During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Notes to the unaudited condensed consolidated interim financial statements (continued)

18. Trade and other payables: amounts falling due after more than one year

£ million	30 June 2020	30 June 2019	31 December 2019
Payments due to vendors (earnout agreements)	101.2	203.9	111.4
Liabilities in respect of put option agreements with vendors	120.5	223.0	151.4
Fair value of derivatives	0.6	-	21.2
Other creditors and accruals	164.0	140.8	199.3
	386.3	567.7	483.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors' best estimates of future earnout-related obligations:

£ million	30 June 2020	30 June 2019	31 December 2019
Within one year	65.4	167.6	142.4
Between 1 and 2 years	26.1	90.0	36.9
Between 2 and 3 years	15.5	44.1	37.5
Between 3 and 4 years	28.1	36.9	14.8
Between 4 and 5 years	27.8	22.4	9.7
Over 5 years	3.7	10.5	12.5
	166.6	371.5	253.8

The Group's approach to payments due to vendors is outlined in note 22.

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
At the beginning of the period	253.8	414.7	414.7
Earnouts paid	(88.5)	(57.9)	(130.0)
New acquisitions	2.9	3.9	9.6
Revision of estimates taken to goodwill	(3.0)	1.1	(14.3)
Revaluation of payments due to vendors	(4.3)	8.4	1.1
Transfer to disposal group classified as held for sale	-	-	(11.5)
Exchange adjustments	5.7	1.3	(15.8)
At the end of the period	166.6	371.5	253.8

The Group does not consider there to be any material contingent liabilities at 30 June 2020.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19. Issued share capital

Number of equity ordinary shares (million)	30 June 2020	30 June 2019	31 December 2019
At the beginning of the period	1,328.2	1,332.7	1,332.7
Share cancellations	(32.1)	-	(4.5)
At the end of the period	1,296.1	1,332.7	1,328.2

20. Related party transactions

The Group enters into transactions with its associate undertakings.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period after 5 December 2019, when Kantar became an associate, to 31 December 2019, or in the period ended 30 June 2020.

In the period ended 30 June 2020, revenue of £49.7 million was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.

The following amounts were outstanding at 30 June 2020:

£ million	30 June 2020	30 June 2019	31 December 2019
Amounts owed by related parties			
Kantar	79.2	-	87.5
Other	27.8	82.7	87.5
	107.0	82.7	175.0
Amounts owed to related parties			
Kantar	(14.6)	-	(36.5)
Other	(61.9)	(56.0)	(49.6)
	(76.5)	(56.0)	(86.1)

Notes to the unaudited condensed consolidated interim financial statements (continued)

21. Going concern and risk management policies

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company's forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs; (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the COVID-19 pandemic compared to 2019; and considering the Group's bank covenant and liquidity headroom taking into account the suspension of share buybacks and the cancellation of the final dividend in 2019 and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through costs declines from 15% to over 35%. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk. The potential impact of Brexit has been considered and is not deemed to have a significant effect on this assessment.

At 30 June 2020, the Group has access to £7.4 billion of committed facilities with maturity dates spread over the years 2021 to 2046 as illustrated below:

£ million		Maturity by year				
		2021	2022	2023	2024	2025+
£ bonds £400m (2.875% '46)	400.0					400.0
US bond $220m (5.625% '43)	177.6					177.6
US bond $93m (5.125% '42)	75.0					75.0
£ bonds £250m (3.75% '32)	250.0					250.0
Eurobonds €600m (1.625% '30)	545.0					545.0
Eurobonds €750m (2.375% '27)	681.2					681.2
Eurobonds €750m (2.25% '26)	681.2					681.2
Eurobonds €500m (1.375% '25)	454.1					454.1
US bond $750m (3.75% '24)	605.9				605.9	
Bank revolver ($2,500m '24)	2,019.5				2,019.5	
Eurobonds €750m (3.0% '23)	681.2			681.2		
US bond $500m (3.625% '22)	403.9		403.9			
Eurobonds €250m (3m EURIBOR + 0.45% '22)	227.1		227.1			
Bank revolver (A$420m '21)	233.8	233.8				
Total committed facilities available	7,435.5	233.8	631.0	681.2	2,625.4	3,264.1
Drawn down facilities at 30 June 2020	5,291.9	109.7	631.0	681.2	605.9	3,264.1
Undrawn committed credit facilities	2,143.6					
Drawn down facilities at 30 June 2020	5,291.9					
Cash and cash equivalents at 30 June 2020	(2,536.1)					
Other adjustments	(30.3)					
Net debt at 30 June 2020	2,725.5					

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group's treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group's risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2019 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22. Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
30 June 2020			
Derivatives in designated hedge relationships			
Derivative assets	-	-	-
Derivative liabilities	-	(0.6)	-
Held at fair value through profit or loss			
Other investments	-	-	258.7
Derivative assets	-	0.6	-
Derivative liabilities	-	(2.7)	-
Payments due to vendors (earnout agreements) (note 18)	-	-	(166.6)
Liabilities in respect of put options	-	-	(167.5)
Held at fair value through other comprehensive income			
Other investments	28.4	-	110.9

Reconciliation of level 3 fair value measurements:

£ million	Liabilities in respect of put options	Other investments
1 January 2020	(226.8)	456.1
Gains recognised in the income statement	26.0	1.7
Losses recognised in other comprehensive income	-	(88.7)
Exchange adjustments	(1.3)	-
Additions	(1.5)	3.0
Disposals	-	(2.5)
Cancellations	28.9	-
Settlements	7.2	-
30 June 2020	(167.5)	369.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

22. Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2020, the weighted average growth rate in estimating future financial performance was 16.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2020 was 1.3%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £3.8 million and £3.7 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £4.7 million and £4.8 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments of £26.9 million, which would result in a credit or charge to the income statement of £1.5 million and equity of £25.4 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below and take into account the adverse effects of the COVID-19 pandemic:

COVID-19 Pandemic

- The coronavirus pandemic is adversely affecting and is expected to continue to adversely affect our business, revenues, results of operations, financial condition and prospects.

Strategic Risks

- The Group is part way through a three-year strategic plan to return the business to growth by the end of 2021 and simplify the Group structure. A failure or delay in implementing the strategic plan may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition or prospects. The COVID-19 pandemic is impacting the implementation of the transformation plan and we cannot predict the extent or duration of the impact.

Operational Risks

Clients

- The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change and is being adversely impacted by the COVID-19 pandemic. Client loss or consolidation or a reduction in marketing budgets due to recessionary economic conditions, may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition or prospects.
- The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.

People, Culture and Succession

- The Group's performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial and management talent or are unable to retain and incentivise key and diverse talent as a consequence of the cost saving actions implemented to maintain liquidity during the COVID-19 pandemic and reduction in economic activity.

Cyber and Information Security

- The Group is undertaking a series of IT transformation programmes to support the Group's strategic plan and a failure or delay in implanting the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group's business. A significant percentage of the Group's people continue to work remotely as a consequence of the COVID-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

Financial Risks

- The Group is subject to credit risk through the default of a client or other counterparty. A significant number of our clients are adversely financially impacted by the COVID-19 pandemic and reduction in economic activity.

Principal risks and uncertainties (continued)

Compliance Risks

- The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.
- The Group's performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally and through the period of remote working as a consequence of the COVID-19 pandemic.

Regulatory, Sanctions, Anti-Trust and Taxation

- The Group may be subject to regulations restricting its activities or effecting changes in taxation for example as a consequence of the financial support programmes implemented by governments during the COVID-19 crisis.
- The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
- Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
- The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Emerging Risks

- The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters as a consequence of the physical impacts of climate change in the next 30 years.
- The Group is subject to increased reputational risk associated with working on environmentally detrimental client briefs.

These principal risks and uncertainties have not materially changed since the date of the 2019 Annual Report from those which were set out on pages 85 to 91 of the 2019 Annual Report and Accounts.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

Directors' responsibility statement

The Directors confirm that to the best of their knowledge:

a) the unaudited condensed set of financial information has been prepared in accordance with IAS 34: Interim Financial Reporting;
b) the interim management report and principal risks and uncertainties includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
c) the interim management report and note 20 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Rogers
Chief Financial Officer
27 August 2020

Independent review report to WPP plc

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 which comprises the condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 22. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in the Accounting Policies section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Use of our report

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
27 August 2020

Appendix 2: Alternate performance measures for the six months ended 30 June 2020

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Revenue	5,582.7	6,368.2	13,234.1
Media pass-through costs	(613.7)	(818.8)	(1,656.2)
Other pass-through costs	(301.3)	(350.0)	(731.4)
Revenue less pass-through costs	4,667.7	5,199.4	10,846.5

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating (loss)/profit to headline operating profit:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Operating (loss)/profit	(2,453.4)	596.3	1,295.9
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,520.8	-	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.4)	(0.4)
Investment and other write-downs	220.6	-	7.5
Litigation settlement	-	(16.8)	(16.8)
Gain on sale of freehold property in New York	-	(7.9)	(7.9)
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	-	-
Headline operating profit	382.3	617.3	1,560.6
Finance and investment income	51.2	41.8	99.0
Finance costs (excluding interest expense related to lease liabilities)	(107.1)	(131.4)	(259.4)
	(55.9)	(89.6)	(160.4)
Interest cover[2] on headline operating profit	6.8 times	6.9 times	9.7 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Appendix 1.
[2] Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics.

Headline operating profit margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2020	Margin[1]	Six months ended 30 June 2019[1]	Margin	Year ended 31 December 2019
Continuing operations						
Revenue less pass-through costs		4,667.7		5,199.4		10,846.5
Headline operating profit	8.2%	382.3	11.9%	617.3	14.4%	1,560.6
Share of results of associates (excluding exceptional gains/losses)		(0.5)		15.1		62.5
Headline PBIT	8.2%	381.8	12.2%	632.4	15.0%	1,623.1

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Headline PBIT (as above)	381.8	632.4	1,623.1
Depreciation of property, plant and equipment	88.2	88.5	185.5
Amortisation of other intangible assets	9.6	9.9	21.2
Headline EBITDA (including depreciation of right-of-use assets)	479.6	730.8	1,829.8
Depreciation of right-of-use assets	155.4	152.1	301.6
Headline EBITDA	635.0	882.9	2,131.4

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Appendix 1.

Reconciliation of (loss)/profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
(Loss)/profit before taxation	(2,581.4)	409.0	982.1
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,520.8	-	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.4)	(0.4)
Investment and other write-downs	220.6	-	7.5
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	-	-
Share of exceptional losses of associates	51.4	13.6	47.8
Litigation settlement	-	(16.8)	(16.8)
Gain on sale of freehold property in New York	-	(7.9)	(7.9)
Revaluation of financial instruments	(30.0)	50.5	68.4
Headline PBT	275.7	494.1	1,363.0
Headline tax charge	(63.9)	(111.9)	(299.6)
Non-controlling interests	(21.1)	(30.5)	(79.2)
Headline earnings	190.7	351.7	984.2

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
Continuing operations			
Headline PBT	275.7	494.1	1,363.0
Share of results of associates (excluding exceptional gains/losses)	0.5	(15.1)	(62.5)
Headline PBT excluding headline share of results of associates	276.2	479.0	1,300.5
Tax charge	24.0	109.3	275.0
Tax credit/(charge) relating to restructuring and transformation costs	17.9	(0.8)	29.2
Tax charge relating to gains on disposal of investments and subsidiaries	(1.9)	(4.4)	(6.9)
Tax (charge)/credit relating to gain on sale of freehold property in New York	-	(7.4)	0.5
Tax charge relating to litigation settlement	-	(4.2)	(4.2)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	24.4	19.4	13.3
Deferred tax relating to gains on disposal of investments and subsidiaries	(0.5)	-	(7.3)
Headline tax charge	63.9	111.9	299.6
Headline tax rate	23.1%	23.4%	23.0%

Following the disposal of a majority stake in Kantar and its subsequent classification as an associate in December 2019, the Group now considers the most relevant metric to assess the underlying tax charge is to use the headline tax charge on headline PBT excluding the share of headline results of associates, as the tax charge on associate income is reflected within the share of results of associates. On this basis, the headline tax rate was is 23.1% (30 June 2019: 23.4%; 31 December 2019: 23.0%).

Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years.

[1] Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Appendix 1.

Reconciliation of free cash flow:

£ million	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Cash (used in)/generated by operations	(131.4)	236.6	2,693.2
Plus:			
Interest received	45.2	35.8	80.8
Investment income	6.8	9.3	18.3
Dividends received from associates	4.7	15.4	33.3
Share option proceeds	-	0.2	0.6
Less:			
Earnout payments	(88.5)	(57.9)	(130.2)
Interest and similar charges paid	(77.4)	(110.8)	(270.6)
Purchase of property, plant and equipment	(121.3)	(145.9)	(339.3)
Purchase of other intangible assets (including capitalised computer software)	(19.2)	(21.1)	(54.8)
Repayment of lease liabilities	(154.5)	(103.8)	(249.8)
Interest paid on lease liabilities	(48.6)	(51.7)	(105.1)
Corporation and overseas tax paid	(201.2)	(261.0)	(536.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(40.1)	(58.5)	(96.2)
Free cash flow	(825.5)	(513.4)	1,044.2

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Constant currency and pro forma ('like-for-like')

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and pro forma methods are given in the glossary on page 55.

Average net debt and net debt
Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2020 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses
Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other write-downs, litigation settlement, gain on sale of freehold property in New York, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of exceptional gains/losses of associates.

Free cash flow
Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, tax charge/credit relating to gain on sale of freehold property in New York, tax charge relating to litigation settlement, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items and tax credit/charge relating to restructuring and transformation costs.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma ('like-for-like')
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.